Aurora Capital LLC
Statement of Financial Condition
December 31, 2015

Assets

Cash and cash equivalents	$	14,157
Receivable from clearing organizations and financial institutions		132,691
Deposit with clearing organization		25,055
Employee advances and due from affiliates		389,687
Prepaid expenses and other assets		14,485
Total assets	$	576,075

Liabilities and Members' Equity

Liabilities

Commissions and accounts payable and accrued expenses	$	140,309
Total liabilities		140,309

Commitments and Contingencies

Members' equity

Members' equity		435,766
Total members' equity		435,766
Total liabilities and members' equity	$	576,075

The accompanying notes are an integral part of these financial statements.